SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                      Checkers Drive-In Restaurants, Inc.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                  162809 10 7
                                (CUSIP Number)


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 162809 10 7
--------------------------------------------------------------------------------
  1) Names of Reporting Persons:   Jared D. Brown
--------------------------------------------------------------------------------
  2) Check the Appropriate Box if a Member of a Group
               (a)  [ ]                  (b)  [ ]
--------------------------------------------------------------------------------
  3) SEC Use Only
--------------------------------------------------------------------------------
  4) Citizenship or Place of Organization:     United States
--------------------------------------------------------------------------------
  Number
    of     (5) Sole Voting Power:  2,626,636*
  Shares   ---------------------------------------------------------------------
   Bene-
 ficially  (6) Shared Voting Power:  11,502
 Owned by  ---------------------------------------------------------------------
   Each
  Report-  (7) Sole Dispositive Power:  2,626,636*
    ing    ---------------------------------------------------------------------
  Person
   With    (8) Shared Dispositive Power:  11,502
--------------------------------------------------------------------------------

      * Includes 145,000 shares which Mr. Brown has a presently exercisable option to acquire.


  9) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,638,138*
--------------------------------------------------------------------------------
 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------
 11) Percent of Class Represented by Amount in Row 9:  5.1%
--------------------------------------------------------------------------------
 12) Type of Reporting Person:   IN
--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

  Checkers Drive-In Restaurants, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

  600 Cleveland Street, Eighth Floor
  Barnett Bank Building, Clearwater, Florida 34615

Item 2(a) Name of Person Filing:

  Jared D. Brown

Item 2(b) Address of Principal Business Office or, if none, Residence:

  121 N. Osceola Avenue
  Suite 301
  Clearwater, Florida 34615

Item 2(c) Citizenship:

  United States

Item 2(d) Title of Class of Securities:

  Common Stock, $.001 par value

Item 2(e) CUSIP Number:

  162809 10 7


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [ ] Broker or Dealer  registered  under  Section 15 of the Act
      (b) [ ] Bank as defined in section 3(a)(6) of the Act
      (c) [ ] Insurance Company as defined  in  section  3(a)(19)  of  the  Act
      (d) [ ] Investment Company registered under section  8 of  the  Investment
                 Company  Act
      (e) [ ] Investment  Adviser registered under section 203 of the Investment
                 Advisers Act of 1940
      (f) [ ] Employee  Benefit  Plan,  Pension  Fund  which  is  subject to the
                 provisions of the   Employee Retirement Income Security Act  of
                 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
      (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)
                 (Note:  See Item 7)
      (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

      (a)  Amount Beneficially Owned:  2,638,138*

      (b) Percent of Class:  5.1%

      (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote:   2,626,636*
            (ii) shared power to vote or to direct the vote:   11,502
            (iii) sole power to dispose or to direct the disposition of:
                   2,626,636*
            (iv) shared power to dispose or to direct the disposition of:
                   11,502

      -----------------------------------------------------------
      * Includes 145,000 shares which Mr. Brown has a presently exercisable option to acquire.


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of thedate hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A


Item 8.  Identification and Classification of Members of the Group

N/A


Item 9.  Notice of Dissolution of Group

N/A


Item 10.  Certification

N/A

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997



/s/ Jared D. Brown
Jared D. Brown